KRAMER LEVIN NAFTALIS & FRANKEL LLP

George M. Silfen Partner Phone (212) 715-9522 GSilfen@KramerLevin.com

December 1, 2017

VIA EDGAR
Alison White, Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:	Fiera Capital Emerging Markets Fund (the “Fund”),
a series of Fiera Capital Series Trust
Registration Statement on Form N-1A
File Nos.: 333-215049 and 811-23220

Dear Ms. White:

Set forth below are the above-referenced Fund’s responses to the Staff’s comments received telephonically on June 5, 2017, relating to the Fund’s post-effective amendment number 3 to the registration statement, filed on May 4, 2017 which was subsequently withdrawn on November 14, 2017 pursuant to Form AW and refiled on November 17, 2017 as post-effective amendment number 11 to the registration statement (the “Registration Statement”).

The Fund’s responses to the comments are set forth below.  For ease of reference, each comment is set forth in bold font and followed by the corresponding response.  Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Registration Statement.  The changes addressing these comments are reflected in Exhibit A and in the Fund’s post-effective amendment number 12 to the Registration Statement being filed simultaneously with this correspondence (the “Amended Registration Statement”).

1177 Avenue of the Americas   New York NY 10036-2714   Phone 212.715.9100   Fax 212.715.8000
990 Marsh Road   Menlo Park CA 94025-1949   Phone 650.752.1700   Fax 650.752.1800
47 Avenue Hoche   75008 Paris France   Phone (33-1) 44 09 46 00   Fax (33-1) 44 09 46 01
www.kramerlevin.com

Ms. Alison White
December 1, 2017

General

1.	Please include the final fee table and expense example as an exhibit to this correspondence.

Please see Exhibit A attached hereto.

Summary- Principal Investment Strategies (page 2)

2.
To the extent known, please revise the second sentence of the fifth paragraph to provide more information regarding the different countries and regions in which the Fund expects to focus its investments.

At this time, there is no known focus for the Fund’s investments other than with respect to the Asian region already disclosed.

Summary- Principal Investment Risks (page 4-5)

3.	To the extent known, please revise “Geographic Focus Risk” to provide more information regarding the different countries and regions in which the Fund expects to focus its investments.

At this time, there is no known focus for the Fund’s investments other than with respect to the Asian region already disclosed.

4.	Please confirm in correspondence that the Fund will not invest more than 15% of its assets in illiquid securities.

Confirmed.

5.	With respect to the “Risk of Investment Through Mauritius,” please state that there could be double taxation if either the laws change or the Fund or subsidiary do not comply with requirements.

The requested revision has been made.

6.	With respect to the “Sector Risk,” if known, please disclose the specific sectors.

Additional disclosure has been added to reflect specific sector concentration.

Principal Investment Strategies (page 7)

7.	Please consider moving the last sentence of the first paragraph earlier in the paragraph considering the description of emerging market countries disclosed earlier in the paragraph.

The requested revision has been made.

Principal Investment Risks (pages 8-12)

8.	Please include “Active Management Risk” in the summary risks section.

The requested revision has been made.

9.	Please consider including the information contained in the second to last paragraph of the Principal Risks section to the introduction to the section, to the extent not already covered.

The requested revisions have been made.

Ms. Alison White
December 1, 2017

Portfolio Manager Performance Information (pages 14, A-1 – A-4)

We note that the portfolio manager performance information has been removed from the Registration Statement. Rather, additional disclosure has been added reflecting that the Fund will be the acquiring fund in a reorganization under which an existing City National Rochdale emerging markets fund (the “Predecessor Fund”), with the same objective and substantially similar strategies and risks, will be reorganized into the Fund upon commenement of the Fund’s operations (the “Reorganization”). The Predecessor Fund will be the accounting survivor in the Reorganization and, as a result, the Fund is adopting the performance of the Predecessor Fund.  Performance information and Financial Highlights of the Predecessor Fund is included in the Amended Registration Statement and has been provided in Exhibit A.

10.	Please confirm supplementally that the Fund has records necessary to support the calculation of performance as required by Rule 204-2(a)(16) under the Advisers Act.

Not applicable as related account performance is no longer included.

11.	Please include all substantially similar accounts or funds managed by the Portfolio Manager at the prior firm.

See Response Number 10 above.

12.	Please revise the second sentence of the first paragraph of the Appendix to specify that “investment program” means “investment objective and strategies.”

See Response Number 10 above.

13.	In the second sentence of the second paragraph of the Appendix, please disclose that this includes all actual sales loads, or, confirm in correspondence that there are none.

See Response Number 10 above.

14.	In the second to last sentence of the second paragraph of the Appendix, please disclose that the differences would not have a material effect on the disclosed performance.

See Response Number 10 above.

15.	Please also disclose specifically that the differences do not alter the conclusion that the Fund and the Other Investment Vehicle are substantially similar.

See Response Number 10 above.

16.	Please describe supplementally why the differences do not alter the conclusion that the accounts are substantially similar.

See Response Number 10 above.

17.
The disclosure should state that the Fund’s portfolio manager, while managing the Other Investment Vehicle, was the only person identified in the Other Investment Vehicle’s prospectus as being primarily responsible for the day-to-day management for the entire period presented. Similarly, if a committee will manage the new Fund, please disclose that the whole committee was responsible for the day-to-day management of the Other Investment Vehicle for the entire period presented, and that there were no additions or deletions from the committee. In correspondence, please disclose the name of the Other Investment Vehicle.

See Response Number 10 above.

Ms. Alison White
December 1, 2017

18.	Please disclose whether the Portfolio Manager or committee has the same degree of discretion in advising the Fund as in advising the Other Investment Vehicle.

See Response Number 10 above.

19.	Please delete the sentence on page A-2 which states “The Other Investment Vehicle’s performance reflects the deduction of a [ ]% management fee charged to investors.”

See Response Number 10 above.

Statement of Additional Information (pages S-8 and S-22)

20.
To the extent that the Fund operates a Mauritius subsidiary, please disclose supplementally that the trustees of the Fund also serve on the board of the Mauritius subsidiary, and if so, please disclose if they receive any additional compensation.

To the extent the Fund operates a Mauritius subsidiary on which the trustees of the Fund will also serve on the board, the trustees will not receive any additional compensation for such service as directors of such subsidiary.

21.	To the extent that the Fund operates a Mauritius subsidiary, will UMB Fund Services serve as the subsidiary’s administrator? If so, please disclose any fees paid for such services.

If the Fund does so operate a Mauritius subsidiary, the Fund will disclose any fees paid to UMB Fund Services for service as administrator to such subsidiary.

*          *          *          *          *

Ms. Alison White
December 1, 2017

In addition to the above, the Fund acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund believes that these responses fully address your comments.  If you have any questions regarding this response or require further information, please call me at (212) 715-9522.  Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George Silfen

George Silfen